UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


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                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                           Westside Energy Corporation
 -------------------------------------------------------------------------------

                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    96149R100
                  --------------------------------------------
                                 (CUSIP Number)

                                November 2, 2004
 -------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|   Rule 13d-1(b)

[X]   Rule 13d-1(c)

|_|   Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 96149R100              SCHEDULE 13G                  Page 2 of 5 Pages

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1       NAME OF REPORTING PERSONS./I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
        (Entities Only).

        North Sound Capital LLC(1)
--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]
        (See Instructions)
                                                                    (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------

4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------

                5.   SOLE VOTING POWER          0
NUMBER OF
SHARES          ----------------------------------------------------------------
BENEFICIALLY    6.   SHARED VOTING POWER        1,000,000
OWNED BY
EACH            ----------------------------------------------------------------
REPORTING       7.   SOLE DISPOSITIVE POWER     0
PERSON
WITH            ----------------------------------------------------------------
                8.   SHARED DISPOSITIVE POWER   1,000,000

--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,000,000
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] (See Instructions)


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11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       5.9%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       OO
--------------------------------------------------------------------------------

(1) The ultimate managing member of North Sound Capital LLC is Thomas McAuley. The Reporting Person may be deemed the beneficial owner of the shares in its capacity as the managing member of North Sound Legacy Fund LLC and North Sound Legacy Institutional Fund LLC and the investment advisor of North Sound Legacy International Ltd. (the "Funds"), who are the holders of such shares. As the managing member or investment advisor, respectively, of the Funds, the Reporting Person has voting and investment control with respect to the shares of common stock held by the Funds.

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CUSIP No. 96149R100              SCHEDULE 13G                  Page 3 of 5 Pages

--------------------------------------------------------------------------------


Item 1(a).  Name of Issuer:

            Westside Energy Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

            2100 West Loop South
            Suite 900
            Houston, TX 77027

Item 2(a).  Name of Person Filing.
Item 2(b).  Address of Principal Business Office or, if None, Residence.
Item 2(c).  Citizenship.

            North Sound Capital LLC
            53 Forest Avenue, Suite 202
            Old Greenwich, CT 06870
            Delaware limited liability company

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $0.01 per share

Item 2(e).  CUSIP Number:

            96149R100

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            Not Applicable

Item 4.     Ownership.

            The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in
            Item 1 as of November 2, 2004:

            (a)   Amount beneficially owned: 1,000,000 shares of Common Stock

            (b)   Percent of Class: 5.9%

            (c)   Number of shares as to which such person has:

                  (i)   sole power to vote or direct the vote: 0

                  (ii)  shared power to vote or direct the vote: 1,000,000

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CUSIP No. 96149R100              SCHEDULE 13G                  Page 4 of 5 Pages

--------------------------------------------------------------------------------
                  (iii) sole  power to dispose  or direct  the  disposition  of:
                        0

                  (iv)  shared power to dispose or direct the disposition of:
                        1,000,000

Item 5.     Ownership of Five Percent or Less of a Class.

            Not Applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not Applicable

Item 8.     Identification and Classification of Members of the Group.

            Not Applicable

Item 9.     Notice of Dissolution of Group.

            Not Applicable

Item 10.    Certification.

            Certification pursuant to ss.240.13d-1(c):

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 96149R100              SCHEDULE 13G                  Page 5 of 5 Pages

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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: November 4, 2004

                                             NORTH SOUND CAPITAL LLC


                                             By: /s/ Thomas McAuley
                                                 -------------------------------
                                                 Name:  Thomas McAuley
                                                 Title: Chief Investment Officer